EXHIBIT 12

GXS WORLDWIDE, INC. Consolidated Ratio of Earnings to Fixed Charges

	Historical							Pro forma
	Year Ended December 31,					Three Months Ended March 31,		December 31,	March 31,
	2005	2006	2007	2008	2009	2009	2010	2009	2010
Earnings
Net income (loss)	$(43,432)	$(27,333)	$(32,137)	5,546	(25,532)	$(4,339)	$(10,669)	$(4,513)	$(3,857)
Provision for income taxes	12,466	5,713	3,121	2,945	(1,259)	497	676	(1,259)	676
Interest expense, net	64,393	69,473	71,029	50,353	74,357	11,776	22,182	93,591	23,452
Portion of rent expense considered to represent interest (a)	6,545	5,696	5,377	4,779	4,485	728	1,067	4,485	1,067
Proportionate share of losses in investee companies and investment write-downs	174	49	(195)	(804)	-	-	-	-	-
Total earnings	$40,146	$53,598	$47,195	$62,819	$52,051	$8,662	$13,256	$92,304	$21,338

Fixed Charges
Interest expense	$64,393	$69,473	$71,029	$50,353	$74,357	$11,776	$22,182	$93,591	$23,452
Portion of rent expense considered to represent interest (a)	6,545	5,696	5,377	4,779	4,485	728	1,067	4,485	1,067
Total fixed charges	$70,938	$75,169	$76,406	$55,132	$78,842	$12,504	$23,249	$98,076	$24,519

Ratio	–	–	–	1.1	–	–	–	–	–

(a)	The Company considers one-third of rent expense to represent interest expense.